Filed by Pacific Northwest Bancorp
Pursuant to Rule 425 Under the Securities Act of 1933

Subject Company: Pacific Northwest Bancorp
Commission File No. 0-26632

FOR IMMEDIATE RELEASE

September 16, 2003

For more information contact:

Patrick M. Fahey Pacific Northwest Bancorp (206) 340-4727	Eric D. Jensen Pacific Northwest Bancorp (360) 279-4511

PACIFIC NORTHWEST BANCORP SHAREHOLDERS APPROVE WELLS FARGO MERGER

SEATTLE—Pacific Northwest Bancorp (NASDAQ: PNWB) announced today that at the special meeting of shareholders on September 16, 2003, its shareholders approved the merger of Pacific with a subsidiary of Wells Fargo & Company, a Delaware corporation. In the proposed merger, Wells Fargo will acquire Pacific. Based on the average closing price of Wells Fargo common stock for the 20 trading days prior to the special meeting ($50.2490), Pacific shareholders will receive 0.6965 of a share of Wells Fargo common stock in exchange for each share of Pacific common stock upon completion of the merger.

Approval of the merger by the Board of Governors of the Federal Reserve System is currently pending. No adjustment will be made to the number of shares of Wells Fargo common stock that Pacific shareholders will receive in the merger to reflect changes in the price of Wells Fargo common stock after the special meeting of shareholders.

Pacific Northwest Bancorp is a Seattle-based bank holding company, and its primary operating subsidiary is Pacific Northwest Bank.  With nearly $3.1 billion in assets—approximately $2.7 billion in Washington and $385 million in Oregon—Pacific and its subsidiaries focus primarily on commercial banking. The company has more than 800 employees and 58 banking locations, including 53 along I-5 in western Washington and throughout central Washington, and 5 in Portland, Oregon.

Wells Fargo & Company is a diversified financial services company with $370 billion in assets, providing banking, insurance, wealth management and estate planning, investments, mortgage and consumer finance from more than 5,800 stores and the Internet (www.wellsfargo.com) across North America and elsewhere internationally.

This news release does not constitute an offer of any securities for sale.  On July 22, 2003, Wells Fargo filed a registration statement on Form S-4 (Reg. No. 333-107230) with the Securities and Exchange Commission. On August 1, 2003, Wells Fargo filed an amendment to that registration statement.  And on August 11, 2003, Wells Fargo filed the definitive proxy statement-prospectus for the proposed merger.  Shareholders of Pacific and other investors are urged to read the registration statement, as amended, and the definitive proxy statement-prospectus for the proposed merger, as well as all amendments and supplements thereto, as those documents contain important information about Wells Fargo, Pacific and the proposed merger. The registration statement, the amendment to the registration statement and the definitive proxy statement-prospectus are available free on the SEC’s website (http://www.sec.gov). Wells Fargo and Pacific will provide, without charge, copies of the proxy statement-prospectus, and any SEC filings incorporated by reference into the proxy statement-prospectus, upon request as follows:

Wells Fargo & Company, Attention Corporate Secretary, MAC N9305-173, Sixth and Marquette, Minneapolis, Minnesota 55479, (612) 667-8655.

Pacific Northwest Bancorp, Attention Chief Accounting Officer, 1111 Third Avenue, Suite 250, Seattle, Washington 98101, (360) 279-4511.